
October 28, 2022

Du Jun
Chief Financial Officer
Sinopec Shanghai Petrochemical Co Ltd
No. 48 Jinyi Road, Jinshan District, Shanghai, 200540
The People's Republic of China

>   **Re: Sinopec Shanghai Petrochemical Co Ltd**
>   **Form 20-F for the Fiscal Year Ended December 31, 2021**
>   **Filed April 28, 2022**
>   **File No. 001-12158**

Dear Du Jun:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Industrial Applications and
                                             Services

cc: Scott Lesmes, Esq.